EXHIBIT 99.4
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        SINOVAC BIOTECH LTD. TO PRESENT AT THE UNION BANK OF SWITZERLAND
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          (UBS) GLOBAL LIFE SCIENCES CONFERENCE ON THURSDAY SEPT. 30 IN
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                                  NEW YORK CITY
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BEIJING,  29 September  2004 - Sinovac  Biotech Ltd.  ("Sinovac")  (NASD OTC-BB:
SNVBF) is pleased to be presenting at the Union Bank of Switzerland ("UBS") Global Life Sciences Conference being held at The Grand Hyatt in New York City, September 27-30, 2004. Management of Sinovac would like to invite shareholders, investors, and all interested parties to attend this presentation.

The following are the details for those who wish to attend Sinovac's 25-minute presentation and the breakout session following the presentation.

Location:             The Grand Hyatt New York
                      (Park Avenue at Grand Central Station)
                      109 East 42 St.
                      New York, NY
                      10017
Date:                 Thursday September 30, 2004
Time:                 2:30 pm
Presentation Room:    Ballroom E
Breakout Room:        Plymouth Room

Any interested parties wishing to attend Sinovac's presentation, but who have not already pre-registered may register on the day of the event previous to the meeting by completing a registration form and presenting a business card at the registration booth.

Sinovac, currently the first and only company to have commenced clinical trials for a vaccine to prevent SARS, will present an update on its SARS clinical trials, its Hepatitis A and Hepatitis A&B vaccines, and its vaccines for Influenza and Avian flu under development.

The four-day conference focuses on biotechnology, life sciences, medical technology, and pharmaceutical fields and will have more than 300 companies from The U.S., Europe, and Asia Pacific presenting to an audience of more than 3,000. Among the participating companies are: Amgen, Inc. (NASDAQ: AMGN), Chiron Corporation (NASDAQ: CHIR), Wyeth (NYSE: WYE), Bayer AG (NYSE: BAY), Acambis (NASDAQ: ACAM), Pfizer Inc. (NYSE: PFE), Schering AG (NYSE: SHR), Medarex (NASDAQ: MEDX), Angiotech Pharmaceuticals (NASDAQ: ANPI), Eli Lilly (NYSE: LLY), Sepracor Inc. (NASDAQ: SEPR), and Vertex Pharmaceuticals (NASDAQ: VRTX).

UBS is one of the world's leading financial firms and largest asset managers, the world's largest wealth manager, and a premier investment banking and securities firm.

If you require further  information please contact Sinovac Investor Relations at
(888) 888 8312 or email to info@sinovac.com.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sale of human vaccines for infectious diseases such as Hepatitis A and Hepatitis B, Influenza, SARS, and Avian flu. As one of China's leading emerging bio-pharmaceutical firms, Sinovac works closely with Chinese public health officials and institutions and focuses on manufacturing and marketing human use vaccines and related products. Having successfully developed and launched the first inactivated Hepatitis A vaccine developed in China for the Chinese market, Sinovac is the first and only company to have commenced clinical trials for a vaccine to prevent SARS.

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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For further  information  please refer to the Company's  filings with the SEC at
www.sec.gov or refer to Sinovac's website at www.sinovac.com.
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Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.